Exhibit (e)(12)

January 15, 2018

Bill Luebke

6601 Weatheford Court

McLean, VA 22101

Dear Bill:

You are considered an essential resource to CSRA in support of the company’s confidential transaction efforts related to Project Cardinals 2 (Project), in connection with which you have previously signed a Non-Disclosure Agreement (NDA). In recognition of your anticipated commitment and effort to the Project, CSRA is pleased to offer you this transaction incentive agreement (Agreement) to provide you with financial incentives in the form of a Transaction Bonus and enhanced severance benefits subject to the terms and conditions contained below. All payments made under the terms of this Agreement are less applicable deductions and withholdings.

1.	You will be eligible to receive a Transaction Bonus of 50% of your salary which equates to 140,250 Dollars and 0 Cents ($140,250.00) provided that you:

a.	sign this agreement and remain an employee in good standing through the date of payout of the Transaction Bonus;

b.	comply with the terms of the Project NDA that you signed;

c.	keep the terms of this offer confidential; and

d.	provide successful and timely support of due diligence activities related to the Project.

Provided you meet these terms and conditions, your Transaction Bonus will be paid within thirty (30) days following the Project closing.

2.	In addition to the Transaction Bonus, the Company also agrees to provide you with an enhanced severance benefits, which is in place of and not in addition to any notice pay you would otherwise be eligible for under CSRA policy, consisting of six (6) months of salary plus the employer paid contribution of your currently elected medical benefits (health and dental) payable in a lump sum provided that:

a.	the Project results in a transaction closing and your employment is subsequently terminated, either by CSRA or an entity resulting from the transaction (Resulting Entity), for reasons other than cause within the twelve (12) month period following the transaction closing date. For purposes of this Agreement cause shall mean any of the following: (1) the commission of any material act by you constituting financial dishonesty against the company or Resulting Enity; (2) your engagement in any other act of dishonesty, fraud, intentional misrepresentation , moral turpitude , illegality or harassment; (3) your repeated willful or negligent non-performance of any material duty by you in connection with your position; or (4) any material breach by you of the covenants contained in this Agreement; and

b.	you execute a full and final release of claims in a form acceptable to CSRA or the Resulting Entity.

After the termination of the twelve (12) month period, your enhanced severance benefits hereunder will terminate and your severance eligibility and terms of receipt will revert to and be consistent with the policies and practices of the Resulting Entity.

3.	In the event the Project is terminated or no resulting transaction closes before September 1, 2018 the terms of this Agreement will no longer be in effect.

CSRA Proprietary

4.	You agree that this agreement does not constitute a contract of employment for any duration, nor does it alter your at-will employment relationship with CSRA.

5.	The provisions of this agreement will be construed and enforced in accordance with the laws of the Commonwealth of Virginia , determined without regard to its choice of law rules. This Agreement sets forth the entire understanding of you and CSRA with regard to the payment of any retention amounts, and supersedes all prior agreements and communications, whether oral or written , between you and CSRA or its affiliates regarding this subject matter. CSRA may assign any or all of its rights under this Agreement to any successor of CSRA or affiliate of CSRA. You hereby consent to any such assignment. You may not assign your rights and obligations under this agreement.

CSRA believes that this offer provides you with financial incentives to accept this Agreement and to remain with CSRA. Please indicate your acceptance by signing below and returning it to CSRA.

CSRA Inc.

By:	/s/ John Reing

I agree to the terms described above.

/s/ William Luebke	1.16.18
Signature	Date

CSRA Proprietary